SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935


                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)


                              THE SOUTHERN COMPANY


             (Name of top registered holding company parent of each
                             applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)

          The Commission is requested to mail signed copies of all orders, notices and communications to:

         Thomas A. Fanning                            John D. McLanahan, Esq.
Executive Vice President, Treasurer                    Troutman Sanders LLP
    and Chief Financial Officer                     600 Peachtree Street, N.E.
       The Southern Company                                 Suite 5200
    270 Peachtree Street, N.W.                     Atlanta, Georgia  30308-2216
      Atlanta, Georgia  30303

Item 1.  Description of Proposed Transactions.

         The Southern Company ("Southern") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Southern has organized and indirectly owns all of the common stock of Southern Company Capital Funding, Inc. ("Capital Funding"), a financing subsidiary. Southern proposes to use Capital Funding for the purpose of effecting various financing transactions from time to time through September 30, 2007 involving the issuance and sale of not to exceed an aggregate of $1,500,000,000 (cash proceeds to Southern) in any combination of Preferred Securities, Debt Securities, Preferred Stock and Equity-linked Securities, as well as Southern's common stock issuable pursuant to such securities, all as defined and described herein. Southern further proposes that it may effect directly (i.e., without Capital Funding) any such transaction involving Preferred Securities, Debt Securities, Preferred Stock or Equity-linked Securities as described herein.

         Capital Funding

         1.1 Capital Funding was organized under the laws of Delaware on January 24, 1997. Southern indirectly owns all of the outstanding shares of common stock of Capital Funding. The business of Capital Funding is limited to effecting financing transactions for Southern and its affiliates. In connection with such financing transactions, Southern may enter into one or more guarantee or other credit support agreements in favor of Capital Funding.

         Preferred Securities

         1.2 Southern wishes to have the flexibility to issue, directly or indirectly through one or more statutory or business trusts, preferred securities (including, without limitation, trust preferred securities) (the "Preferred Securities"). Preferred Securities may be issued in one or more series with such rights, preferences and priorities as may be designated in the instrument creating each such series, as determined by the board of directors of Southern or Capital Funding, as applicable. Dividends or distributions on such securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Southern would guarantee certain payments made by any trust and associated with the Preferred Securities.

         1.3 The distribution rate to be borne by the Preferred Securities and the interest rate on the subordinated debentures, promissory notes or other debt instruments related to the Preferred Securities will not exceed the greater of
(i) 300 basis points over U.S. Treasury securities having comparable maturities or (ii) a gross spread over U.S. Treasury securities that is consistent with similar securities having comparable maturities and credit quality issued by other companies.

         Debt Securities

         1.4 Southern proposes that, in addition to, or as an alternative to, any Preferred Securities financing as described hereinabove, Southern or Capital Funding may issue and sell notes directly to investors. It is proposed that any notes so issued will be unsecured, may be either senior or subordinated obligations of Southern or Capital Funding, as the case may be, may be convertible or exchangeable into common stock of Southern or Preferred Stock and may have the benefit of a sinking fund (the "Debt Securities"). Debt Securities of Capital Funding will have the benefit of a guarantee or other credit support by Southern. Southern will not issue the Debt Securities unless it has evaluated all relevant financial considerations (including, without limitation, the cost of equity capital) and has determined that to do so is preferable to issuing common stock or short-term debt.

         1.5 The interest rate on the Debt Securities will not exceed the greater of (i) 300 basis points over U.S. Treasury securities having comparable maturities or (ii) a gross spread over U.S. Treasury securities that is consistent with similar securities having comparable maturities and credit quality issued by other companies.

         Preferred Stock

         1.6 It is proposed that Southern or Capital Funding may issue and sell from time to time shares of its preferred stock (the "Preferred Stock"). Any such issue of Preferred Stock will have a specified par or stated value per share and, in accordance with applicable state law, will have such voting powers (if any), designations, preferences, rights and qualifications, limitations or restrictions as shall be stated and expressed in the resolution or resolutions providing for such issue adopted by the board of directors of Southern or Capital Funding, as the case may be, pursuant to authority vested in it by the provisions of its certificate of incorporation. The foregoing may include rights of conversion or exchange into common stock of Southern.

         1.7 The dividend rate on the Preferred Stock will not exceed the greater of (i) 150% of the yield on U.S. Treasury securities having a maturity of 30 years or (ii) a gross spread over U.S. Treasury securities that is consistent with comparable securities. Preferred Stock of Capital Funding will have the benefit of credit support by Southern.

         Equity-linked Securities

         1.8 Southern or Capital Funding may also issue and sell equity-linked Securities, typically in the form of stock purchase units, which combine a security with a fixed obligation (e.g., Debt Securities, Preferred Securities, Preferred Stock or other debt obligations of third parties, including U.S. Treasury securities) with a stock purchase contract that is exercisable (either mandatorily or at the option of the holder) within a relatively short period (e.g., three to six years after issuance) ("Equity-linked Securities").

         Use of Proceeds

         1.9 The proceeds of any financing by Capital Funding will be remitted, paid as a dividend, loaned or otherwise transferred to Southern or its designee. The proceeds of the Preferred Securities, Debt Securities, Preferred Stock and Equity-linked Securities will be used to pay dividends to Southern to the extent that may be permitted under the Act and applicable state law, for general corporate purposes, including the reduction of short-term indebtedness, and to acquire the securities of associate companies and interests in other businesses, including interests in "exempt wholesale generators" ("EWGs"), "energy related companies" under Rule 58 and "foreign utility companies" ("FUCOs"), all in any transactions permitted under the Act. Southern does not seek in this proceeding any increase in the amount it is permitted to invest in EWGs and FUCOs.

         Investment Grade Representations

         1.10 Southern and/or Capital Funding will not issue any securities (other than common stock) pursuant to this application, unless upon original issuance thereof: (i) the securities, if rated, are rated at least investment grade, and (ii) all outstanding securities of Southern that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as defined in paragraphs
(c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. Southern hereby requests that the Securities and Exchange Commission (the "Commission") reserve jurisdiction over the issuance of any such securities at any time that the conditions set forth above are not satisfied.

Item 2. Fees, Commissions and Expenses.

         The fees and expenses in connection with the proposed transactions (other than those described in Item 1 hereof and other than underwriting discounts and commissions) are estimated not to exceed $1,800,000. The prospectus supplement relating to each offering will reflect the actual expenses based upon the amount of the related offering.

Item 3  Applicable Statutory Provisions.

         Southern considers that Sections 6(a), 7, 9(a), 10, 12(b), 12(c),

12(f), 32 and 33 of the Act and Rules 42, 45, 46 and 53 thereunder are applicable to the proposed transactions.

         Rule 53 Analysis. The proposed transactions are subject to Rule 53, which provides that, in determining whether to approve the issue or sale of a security for purposes of financing the acquisition of an EWG or FUCO, the Commission shall not make certain adverse findings if the conditions set forth in Rule 53(a)(1) through (a)(4) are met, and are not otherwise made inapplicable by reason of the existence of any of the circumstances described in Rule 53(b).

         Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At September 30, 2003, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $307.8 million, or about 6.06% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), as of September 30, 2003 ($5.083 billion).1 With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 16501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of


_________________________



1 Although Southern owns all of the equity in four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GMAOG Lease, Inc. and NUON Lease, Inc.), Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. (See Southern's application on Form U-1, File No. 70-9727, for further information.) Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to SE Finance Capital Corp. II, SE Finance Capital Corp. or SE Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $388 million as of September 30, 2003.

certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

Item 4.  Regulatory Approval

         No state commission and no federal commission (other than the Commission) has jurisdiction over the proposed transactions.

Item 5.  Procedure.

         Southern hereby requests that the Commission's order be issued as soon as the rules allow. Southern hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission, consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

         (a)      Exhibits

                  A-1    - Composite Certificate of Incorporation of Southern
                           reflecting all amendments thereto through January 5, 1994. (Designated in Registration No. 33-3546 as
                           Exhibit 4(a), in Certificate of Notification, File No. 70-7341, as Exhibit A, and in Certificate of Notification, File No. 70-8181, as Exhibit A.)

                  A-2    - By-Laws of Southern as amended effective February
                           17, 2003 and presently in effect. (Designated in Form 10-Q for the quarter ended June 30, 2003, File No. 1-3526, as Exhibit 3(a)1.)

                  F      - Opinion of Troutman Sanders LLP. (To be filed by
                           Amendment.)

                  G      - Form of Notice.

         Exhibits heretofore filed with the Commission and designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

         (b)  Financial Statements.

                  Condensed balance sheet of Southern at September 30, 2003. (Designated in Southern's Form 10-Q for the quarter ended September 30, 2003, File No.1-3526.)

                  Statements of income and cash flows of Southern for the period ended September 30, 2003. (Designated in Southern's Form 10-Q for the quarter ended September 30, 2003, File No. 1-3526.)

         Since September 30, 2003, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of Southern from that set forth in or contemplated by the foregoing financial statements.

Item 7.  Information as to Environmental Effects

         a) As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of Southern's business. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this application to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 9, 2003                               THE SOUTHERN COMPANY



                                                      By: /s/Tommy Chisholm
                                                             Tommy Chisholm
                                                             Secretary